50
3/10/03

03002184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 3-5-03

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42106

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NN: UMB Distribution Services, LLC
FN: Sunstone Distribution Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W Michigan Ave., Suite A
(No. and Street)

Milwaukee, WI 53233
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter J. Hammond 414-221-6153
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street Suite 400 (Address) Milwaukee (City) WI (State) 53214 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 03 2003
WASH. D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/19/2003

OATH OR AFFIRMATION

I, Peter J. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANN M. MARANO NOTARY PUBLIC STATE OF WISCONSIN

Signature

President

Title

Ann M Marano

Notary Public My Commission expires 4-4-04

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) XXXXXXXXXXXXXXXXXXXXXXXXXX Balance Sheet
- ☐ (c) Statement of Income (Loss).
- ☐ (d) XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Cash Flow
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2002 and 2001

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of UMB Distribution Services, LLC as of December 31, 2002 and 2001 and the related statements of income and member's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
February 20, 2003

UMB DISTRIBUTION SERVICES, LLC

BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 150,687	$ 358,228
Accounts receivable - fees	200,557	225,534
Reimbursable expenses	1,129	23,253
Other current assets	52,650	69,720
TOTAL ASSETS	$ 405,023	$ 676,735

LIABILITIES AND MEMBER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Accrued salaries and benefits	$ 35,887	$ 44,506
Other accrued expenses	7,200	6,000
Total Liabilities	43,087	50,506
MEMBER'S EQUITY	361,936	626,229
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 405,023	$ 676,735

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENTS OF INCOME AND MEMBER'S EQUITY
Years Ended December 31, 2002 and 2001

	2002	2001
REVENUES	$ 1,474,543	$ 1,807,587
EXPENSES		
Personnel	886,151	988,823
General and administrative	11,867	2,102
Facilities	3,299	2,050
Legal and accounting	8,034	9,600
Registration	73,491	85,804
Total Expenses	982,842	1,088,379
NET INCOME	491,701	719,208
MEMBER'S EQUITY - Beginning of Year	626,229	1,286,925
Member's distributions	(755,994)	(1,379,904)
MEMBER'S EQUITY - END OF YEAR	$ 361,936	$ 626,229

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 491,701	$ 719,208
Adjustments to reconcile net income to net cash flows from operating activities		
Changes in assets and liabilities		
Accounts receivable - fees	24,977	40,625
Reimbursable expenses	22,124	(5,617)
Other current assets	17,070	(11,271)
Receivable from related party	-	658,466
Accounts payable	-	(33,533)
Accrued salaries and benefits	(8,619)	(9,538)
Other accrued expenses	1,200	6,000
Net Cash Flows from Operating Activities	548,453	1,364,340
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions	(755,994)	(1,379,904)
Net Cash Flows from Financing Activities	(755,994)	(1,379,904)
Net Change in Cash and Cash Equivalents	(207,541)	(15,564)
CASH AND CASH EQUIVALENTS - Beginning of Year	358,228	373,792
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 150,687	$ 358,228

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company") (formerly known as Sunstone Distribution Services, LLC), is a registered broker and dealer which provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc. (formerly known as Sunstone Financial Group, Inc.).

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2002 and 2001 exceeded the $100,000 federally-insured limit.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. For both December 31, 2002 and 2001, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of UMB Fund Services, Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

UMB Distribution Services, LLC operates out of a location shared with UMB Fund Services, Inc. Some employees, equipment and expenses are shared between the two entities. An expense agreement between the two entities specifies certain costs that are charged to the Company.

The Company has clients in common with UMB Fund Services, Inc., but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by UMB Fund Services, Inc. on behalf of the Company, as well as expenses paid by the Company on behalf of UMB Fund Services, Inc. These transactions are reimbursed periodically.

No amount is receivable from or payable to UMB Fund Services, Inc. as of December 31, 2002 and 2001.

Effective January 1, 2003, the Company and UMB Fund Services, Inc. have entered into a management agreement which supercedes the expense agreement in effect through December 31, 2002. Also effective January 1, 2003, is the transfer of the Company's employees to UMB Fund Services, Inc. Per the management agreement, the Company agrees to pay management fees equal to 85% of its revenues for the distribution-related services that will be performed by employees of UMB Fund Services, Inc.

Scout Investment Advisors, Inc.

Both Scout Investment Advisors, Inc., one of the Company's clients, and the Company's parent, UMB Fund Services, Inc., are subsidiaries of UMB Financial Corporation. The Company provides distribution-related services to Scout Investment Advisors, Inc. Revenue from Scout Investment Advisors, Inc. totaled $90,311 and $81,663 for the years ended December 31, 2002 and 2001, respectively.

NOTE 3 - Major Clients

For the year ended December 31, 2002, two clients accounted for approximately 43% of the Company's total revenue. Accounts receivable from these clients at December 31, 2002 totaled $44,193, or approximately 22% of total accounts receivable.

For the year ended December 31, 2001, three clients accounted for approximately 52% of the Company's total revenue. Accounts receivable from these clients at December 31, 2001 totaled $141,418, or approximately 63% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2002, the Company had net capital of $107,600 which was $82,600 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .4 to 1 at December 31, 2002. At December 31, 2001, the Company had net capital of $307,722 which was $282,722 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was .16 to 1 at December 31, 2001.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2002 and 2001.

NOTE 5 - Retirement Plan

UMB Fund Services, Inc. sponsors a retirement plan covering substantially all of the Company's employees who meet the eligibility requirements. Eligible employees of the Company may elect to contribute a specified percentage of their earnings to the plan. Company contributions to the plan, which are made at the discretion of management, for 2002 and 2001 were $12,940 and $13,914, respectively.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying financial statements of UMB Distribution Services, LLC as of and for the year ended December 31, 2002, and have issued our report thereon dated February 20, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
February 20, 2003

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2002

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1	
Total ownership equity from balance sheet	$ 361,936
Total ownership equity qualified for net capital	$ 361,936
Total capital and allowable subordinated liabilities	$ 361,936
Deduction of total nonallowable assets	254,336
Net Capital	$ 107,600
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,872
Minimum dollar net capital requirement of reporting broker or dealer	$ 25,000
Net capital requirement	$ 25,000
Excess net capital	$ 82,600
Excess net capital at 1500%	$ 104,728
Excess net capital at 1000%	$ 103,291
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total aggregate indebtedness liabilities	$ 43,087
Total aggregate indebtedness	$ 43,087
Ratio of aggregate indebtedness to net capital	.4 to 1

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 (cont.)
December 31, 2002

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

The following table presents the adjustments to the computation of net capital in this report from the December 31, 2002 unaudited FOCUS Report Part IIA of UMB Distribution Services, LLC:

	Unaudited FOCUS Part IIA	Adjustments	Final
Total capital and allowable subordinated liabilities	$ 361,936	$ -	$ 361,936
Deduction of total nonallowable assets	254,336	-	254,336
Net capital before haircuts on securities positions	107,600	-	107,600
Haircut on securities	-	-	-
Net Capital	$ 107,600	$ -	$ 107,600

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of UMB Distribution Services, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might

be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow Krause & Company, LLP

Milwaukee, Wisconsin
February 20, 2003